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AMERICA • ASIA PACIFIC • EUROPE

FILED VIA EDGAR

January 24, 2025

Ellie Quarles

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Victory Variable Insurance Funds II

Registration Statement on Form N-14

Dear Ms. Quarles and Mr. Eskildsen:

On behalf of Victory Variable Insurance Funds II (the “Registrant” and each individual series, a “Fund” and together, the “Funds”), we submit this response to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2024 and January 10, 2025, relating the Registrant’s registration statement on Form N-14 filed on December 12, 2024 (the “N-14”).

The Registrant will file with the Commission a pre-effective amendment to the N-14 incorporating the responses to the Staff’s comments described below with respect to the Funds.

Below we identify in bold the Staff’s comments and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the N- 14. Page references correspond to the filed version of the N-14.

When a comment specific to one section of the N-14 would apply to similar disclosure elsewhere in the N-14, the Registrant will conform changes consistently throughout the documents, as appropriate. The Registrant will implement all text changes described below substantially as noted here, though some variation in the filing may be appropriate.

The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

1.General: We note that substantial portions of the N-14 are incomplete. Please ensure all information is included in a pre-effective amendment, including the Fee Tables, Expense Examples, the Board’s considerations for approving the reorganization, legal opinions, form of proxy card and any bracketed disclosures. We may have additional comments on such portions when the Registrant completes them in a pre-effective amendment, on disclosures made in response to these comments, on information supplied supplementally or on exhibits added in any amendment.

RESPONSE: The Registrant acknowledges the Staff’s comment. The Registrant will file a pre-effective amendment, which will include required information not contained in the original filing and information in response to the Staff’s comments.

2.Series and Class Information on EDGAR: Please review the Funds’ series and class information on EDGAR. We note that Victory Pioneer Select Mid Cap VCT Portfolio Class I is identified as the acquiring entity with Pioneer Select Mid Cap Growth VCT Portfolio Class I as the target.

Please also confirm whether Class II for Victory Pioneer Select Mid Cap Growth VCT Portfolio should be included because Class II was included in the Registrant’s registration statement on Form N-1A (the “N-1A”).

RESPONSE: The Registrant will update the information filed on EDGAR to correct references to Pioneer Select Mid Cap Growth VCT Portfolio and Victory Pioneer Select Mid Cap Growth VCT Portfolio.

The Registrant confirms that it will not offer Class II shares of Victory Pioneer Select Mid Cap Growth VCT Portfolio. The Registrant will revise the N-1A disclosure accordingly.

3.Questions and Answers, Page FAQ-1: In response to the first question on this page, please add disclosure stating to the effect that if a contract owner does not provide instructions, the insurance company will vote your shares in the same proportion as the shares for which contract owners have provided voting instructions to the insurance company. Also add a statement to the effect that as a result of such proportional voting by the insurance company, it is possible that a small number of contract owners could determine whether the proposal is approved.

RESPONSE: The Registrant will add the disclosure requested in this comment.

4.Questions and Answers, Page FAQ-1: In the full discussion of the Board’s considerations, please explain why the Reorganizations will present opportunities for increased asset growth and economies of scale and why there will be the potential to spread fixed costs over a larger asset base. This discussion should address why these opportunities did not exist previously.

RESPONSE: The Registrant will revise the disclosure to include the Board’s considerations in approving the proposals. The Registrant notes that the disclosure includes that the Board considered, among other factors: “Victory Capital’s distribution capabilities, including its significant network of intermediary relationships, which may provide additional opportunities for the Fund to grow assets and lower fees and expenses through increased economies of scale;” and “Victory Capital’s broad distribution network and a larger fund family of Victory Funds may also provide opportunities for asset growth for the Acquired Fund and economies of scale through the potential to negotiate lower fee rates from service providers and to determine fees based on the assets of the entire Victory Fund complex.”

5.Questions and Answers, Page FAQ-3: If the Victory Pioneer Fund VCT Portfolio will not be subject to certain ESG-related restrictions, please ensure that the Registrant amends the N-1A to reflect the change.

RESPONSE: The Registrant will revise the disclosure in the N-1A consistent with the disclosure included in the pre-effective amendment to the N-14.

6.Questions and Answers, Page FAQ-4: The N-1A refers to Class I and Class II of the Victory Pioneer Select Mid Cap Growth VCT Portfolio. Please include Class II for the Fund if Class II is also part of the Reorganization.

RESPONSE: Please see the response to Comment #2 above.

7.Questions and Answers, Page FAQ-5: Please disclose the estimated dollar amount of reorganization costs paid by the advisers. This disclosure may appear anywhere in the document deemed appropriate by the Registrant.

RESPONSE: The Registrant will revise the disclosure to include the approximate total dollar amounts of the Reorganizations in the N-14s.

8.Please clarify which funds you are referring to when the Registrant uses the defined term “Funds.”

RESPONSE: The Registrant will clarify the disclosure to note that references to “Funds” include both the Acquired Funds and corresponding Acquiring Funds.

9.Please state that the closing of the Reorganizations is conditioned upon the receipt of a tax opinion that the Reorganizations will not result in federal income tax liability for each of the Acquired Funds and its shareholders.

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

10.Cover Page to Proxy Statement/Prospectus: Please move the cover page to the Proxy/Prospectus to before the Questions and Answers section.

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

11.Cover Page to Proxy Statement/Prospectus, Page 2: Please disclose that the Board voted unanimously to recommend that shareholders approve the proposed reorganizations and revise throughout.

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

12.Cover Page to Proxy Statement/Prospectus, Page 3: Please provide the disclosure required by Item 1(b)(4)(i) and (ii) of Form N-14.

RESPONSE: The Registrant will add the following disclosure on Page 3:

This Proxy Statement/Prospectus sets forth concisely the information about each Reorganization and each Acquiring Fund that shareholders should know before voting on the proposed Reorganizations. Please read it carefully and keep it for future reference.

13.Cover Page to Proxy Statement/Prospectus, Page 3: Please delete “As with all mutual funds” introducing the Rule 481 legend.

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

14.Summary of Reorganizational Proposal, Page 7: Please present the disclosure required by Item 3 of Form N-14 in the order set forth in that Item: fee table, synopsis information and risk factors. The risk factors should immediately follow the fee table and synopsis disclosure.

RESPONSE: The Registrant believes that its disclosure is consistent with the Form’s requirements in that it follows the following order: (a) the fee table, (b) a synopsis describing the a clear and concise discussion of the key features of the transaction, including a comparison of (1) investment objectives and policies; (2) distribution and purchase procedures and exchange rights; (3) redemption procedures; and (4) any other significant considerations, highlighting any differences and discussing federal tax consequences; and (c) a discussion of principal risk factors. With respect to (2), (3) and

(4) noted above, the Registrant notes that since any differences are appliable to each Reorganization, the Registrant believes that describing them in a single place within the N-14 for all Funds is clearer and more concise.

15.Page 8, U.S. Federal Income Tax Consequences, Page 8: If true, please state that the each Reorganization is subject to a non-waivable condition that the Acquired Fund will receive an opinion of counsel that the Reorganization will not result in federal income tax liability to the Acquired Fund or its shareholders.

RESPONSE: The Registrant will revise the disclosure to indicate that each Reorganization is subject to a condition that the Acquired Fund will receive an opinion of counsel that the Reorganization will not result in federal income tax liability to the Acquired Fund or its shareholders, and that neither the Acquiring Fund nor the Acquired Fund can waive this condition.

16.Reorganization of Pioneer Bond VCT Portfolio into Victory Pioneer Bond VCT Portfolio, Page 10: Wherever fees are provided, please make clear that the fees do not reflect fees, expenses or withdrawal charges imposed by the insurance contract.

Please include the following narrative: “The fee table does not reflect the fees, expenses or withdrawal charges imposed by the contract. If contract expenses were reflected, the fees in the table would be higher.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

17.Comparison of Acquired Funds and Acquiring Funds — All Reorganizations: Please update this section and the rest of the N-14 as necessary to comply with the comments on the N-1A.

RESPONSE: The Registrant will revise the disclosure as requested to reflect its responses to the Staff’s comments provided with respect to the Registrant’s filing on Form N-1A.

18.Comparison of Current and Pro Forma Expenses, Acquired Funds: The disclosure states that the fee tables are as of the most recent fiscal year end. Please confirm that each fee table disclosed is still current, which is a requirement of Item 3 of N- 14.

RESPONSE: The Registrant will revise the fee tables and related disclosure to reflect information included in the financial statements and financial highlights included in the Acquired Funds’ Form N-CSRS filing for the period ended June 30, 2024.

19.Comparison of Current and Pro Forma Expenses, Acquiring Funds: The fee tables for all Acquiring Funds have not been completed in this initial N-14 filing. Please confirm that each fee table will match the fee tables included in the N-1A that will go effective in connection with the Reorganizations.

RESPONSE: The Registrant confirms that the fee tables in the N-14 will generally match the fee tables included in the N-1A that will go effective in connection with the Reorganizations. However, as described in footnotes to the Acquiring Funds’ fee tables in the N-14, the Acquiring Funds’ operating expense limits under the Acquired Funds’ expense limitation agreement may be lower than the limits stated in the N-14. For example, please see the below footnote from the Victory Pioneer Bond VCT Portfolio’s fee table describing how the Victory Pioneer Bond VCT Portfolio’s expense limits will be determined, with emphasis added:

(5)Victory Capital, the Acquiring Fund’s investment adviser, has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual fund operating expenses (excluding certain items such as interest, taxes, acquired fund fees and expenses, and brokerage commissions) do not exceed the lower of (i) net expenses associated with investing in the Acquired Fund after application of expense limitation arrangements currently in effect for the Acquired Fund, if any, or (ii) net expenses of the Acquired Fund as of the end of the most recent fiscal year at the time of the closing date of the Reorganization, whichever is lower, for at least three years following the closing of the Reorganization. The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to two years after the date of the waiver or reimbursement, subject to the lesser of any operating expense limits in effect at the time of (a) the original waiver or expense reimbursement; or

(b) the recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund’s Board of Trustees.

In addition, Acquired Fund Fees and Expenses for the Acquiring Funds have been estimated at the same levels as reflected in the corresponding Acquired Fund’s currently effective prospectus dated May 1, 2024. If more current publicly available information on the Acquired Funds’ Acquired Fund Fees and Expenses become available, the Acquired Fund Fees for the Acquiring Funds in the N-1A that will go effective in connection with the Reorganizations will be revised accordingly.

20.Comparison of Current and Pro Forma Expenses, Acquired Funds: Please ensure all fee tables are formatted appropriately to, and have titles that, comply with Item 3 of Form N-1A. For example: (1) for Acquired Funds with AFFE, there is a line that would indicate that it is a subtotal, but the line does not reflect a subtotal; and

(2) certain funds have line item titles that do not conform to Item 3 of N-1A (e.g., Total Annual Fund Operating Expenses Plus Acquired Fees and Expenses and Net Expenses Plus Acquired Fees and Examples are not titles prescribed by Form N- 1A).

RESPONSE: The Registrant will remove all lines from the fee tables including those that indicate an item is a subtotal when the item is not a subtotal.

The Registrant understands that the Acquired Funds’ fee tables were developed in response to prior Staff comments to the Acquired Funds’ prospectuses. The Registrant believes that no changes with respect to the Acquired Funds’ fee tables are necessary at this time and that the changes requested by the Staff could lead to investor confusion.

21.Fee Tables, Acquired Funds and Acquiring Funds: The fee tables include two different footnotes for AFFE, one for the Acquired Funds and one for the Acquiring Funds. Please consider if two different footnotes are necessary.

RESPONSE: The Registrant has considered the Staff’s comment and determined to include both versions of the AFFE footnotes because they are different. For example, the AFFE footnote for the Acquired Funds cross references another section in the N-14, while the AFFE footnote for the Acquiring Funds does not.

22.Comparison of Current and Pro Forma Expenses, Page 10, Footnote 1 related to fee waivers and expense reimbursements: Please indicate whether the recoupment of the fee waiver referenced in this footnote will survive the Reorganizations for the Acquired Funds. Please revise for each Fund.

RESPONSE: The Registrant notes that the investment adviser to the Acquired Funds is not permitted to recoup fees under any expense limitation agreements currently in place. As a result no recoupment of prior fees paid by the Acquired Funds to their investment adviser will survive the Reorganizations.

23.Portfolio Turnover, Page 11: Please remove: “and may result in higher taxes for you if your Fund shares are held in a taxable account” if investors will hold through non-taxable accounts.

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

24.Victory Pioneer Bond VCT Portfolio: We note the Fund has the term “bond” in its name. The Fund’s related 80% names rule policy, however, is not limited to bonds and includes broadly “debt securities” and “cash, cash equivalents and other short- term holdings.” Please revise the Fund’s 80% policy so that it is more focused on bonds, or supplementally explain why it would not be appropriate to do so.

RESPONSE: The Registrant will revise the disclosure to state:

Same, except that the fund’s 80% investment policy will be revised to state that normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in bonds. For purposes of this policy, bonds include all fixed income investments other than preferred stock (e.g., debt securities issued or guaranteed by the U.S. government, its agencies and instrumentalities and debt securities (including convertible debt) of corporate or other issuers). Derivative instruments that provide exposure to such investments or have similar economic characteristics may be used to satisfy the fund’s 80% policy.

This revision is not expected to result in any change to the way in which the fund invests.

25.Victory Pioneer Bond VCT Portfolio, Page 14: The disclosure notes that “[n]otwithstanding the foregoing, the adviser generally will not invest fund assets in companies engaged in the production, sale, storage of, or providing services for, certain controversial weapons, including chemical, biological and depleted uranium weapons and certain antipersonnel mines and cluster bombs.” We note that the disclosure included for the Acquired Fund is not included in the Acquiring Fund’s N-1A disclosure with respect to restricting investments to exclude certain industries. Please clarify that there are no restrictions that generally prohibit investments in the Acquiring Fund column instead of indicating that the principal investment strategy is the same. This change applies to each of the Funds except the Victory Pioneer Fund VCT Portfolio for which the Registrant has indicated that it will not be subject to certain ESG-related restrictions.

RESPONSE: The Registrant will revise the disclosure, as appropriate, for those Funds that are not restricted from investing in certain industries. The Registrant notes that these differences, if any, will be reflected in the Acquiring Funds’ N-1A.

26.Pioneer Bond VCT Portfolio, Page 15: Per Item 3(c) of Form N-14, the Fund should include a description of the risk and a narrative comparative of the risks. Also, please describe any significant changes to the risk factors. Further, it is unclear why some of the risks identified in Exhibit C refer to Victory Pioneer Funds versus Pioneer Funds, or vice versa, when the risks would appear to apply to both sets of

Funds equally other than the removal of the ESG restrictions risk for the Victory Pioneer Fund VCT Portfolio.

RESPONSE: The Registrant the notes that it discloses in the introduction to each comparative section that “The principal risks associated with an investment in the Acquired Fund are substantially similar to the principal risks associated with an investment in its corresponding Acquiring Fund ….” Since the risk factors are common to each Fund, as applicable, the Registrant believes that the more fulsome comparison in Exhibit C is a more useful and concise illustration for shareholders.

The Registrant will clarify the disclosure to note that references to “fund” refers to both Acquired Funds and corresponding Acquiring Funds, and will also clarify where the disclosure refers to both the Acquired Fund and Acquiring Fund, where appropriate.

27.Fund Performance, Page 16: We note that the Acquiring Funds’ disclosure states that an Acquiring Fund “expects to adopt the performance history” of the Acquired Funds. Since the Acquiring Funds will be the accounting survivors, please change “expects to adopt” to “will adopt.”

RESPONSE: The Registrant will revise the disclosure to state that the Acquiring Funds will adopt the performance history of the Acquired Funds.

28.Fund Performance, Mid Cap Value VCT Portfolio: The disclosure does not state that “[t]he Acquiring Fund will not commence operations until after the closing of the Reorganization. At that time, the Acquiring Fund expects to adopt the performance history of the Acquired Fund.” Please review the disclosure for consistency.

RESPONSE: The Registrant will revise the disclosure to state that: “The Acquiring Fund will not commence operations until after the closing of the Reorganization. At that time, the Acquiring Fund will adopt the performance history of the Acquired Fund.”

29.Fund Performance, Pages 52 and 62: We note that the disclosure refers to the Acquired Funds’ prospectus for information on the performance of Acquired Funds. Please review and revise the disclosure, as appropriate, to be consistent throughout.

RESPONSE: The Registrant will revise the disclosure to delete the reference to the Acquired Funds’ prospectus.

30.Fund Performance, Pioneer High Yield VCT Portfolio, Page 39: Please update this disclosure based on the comments to N-1A to provide an appropriate broad based index.

RESPONSE: The Registrant has revised the disclosure to include the Bloomberg U.S. Aggregate Bond Index.

31.Fund Performance, Pioneer Mid Cap Value VCT Portfolio, Page 46: Please also present the return of the S&P 500 Index as included in the Form N-1A.

RESPONSE: The Registrant has revised the disclosure to include the S&P 500 Index.

32.Fund Performance, Pioneer Select Mid Cap Growth VCT Portfolio, Page 47: Please present the disclosure for Class II, to the extent applicable.

RESPONSE: Please see the response to Comment #2 above.

33.Fund Performance, Pioneer Select Mid Cap Growth VCT Portfolio, Page 53: Please update to include the performance of the S&P 500 Index as included in the Form N- 1A.

RESPONSE: The Registrant has revised the disclosure to include the S&P 500 Index.

34.Fund Performance, Pioneer Strategic Income VCT Portfolio, Page 63: Please include the performance of the appropriate broad based index. The N-1A discloses the performance of the Bloomberg U.S. Universal Index.

RESPONSE: The Registrant has revised the disclosure to include the Bloomberg U.S. Aggregate Bond Index.

35.Comparison of Portfolio Management Team, Strategic Income VCT Portfolio, Page 63: Please confirm the years that the portfolio managers commenced management of the Fund’s portfolio.

RESPONSE: The Registrant notes that the disclosure here is accurate as written.

36.Conditions to Closing Each Reorganization, Page 65: Please state that receipt of the tax opinion from Sidley Austin LLP is a non-waivable condition to the Reorganizations.

RESPONSE: The Registrant will revise the disclosure as requested in this comment. See response to Comment #15 above.

37.Material U.S. Federal Income Tax Consequences of the Reorganizations, Page 65: Please inform the Staff supplementally if the Funds plan to reposition the portfolios prior to or shortly after the reorganizations. If yes, please disclose an estimate of the brokerage costs related to those sales, both in dollar and per share amounts.

RESPONSE: The Registrant does not anticipate that it will reposition the portfolios prior to or shortly after the Reorganizations other than by buying and selling portfolio securities in the ordinary course of business.

38.Page 66: Please delete the reference to “Victory Portfolios IV.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

39.Board Deliberations Regarding the Proposals, Page 67: Please discuss whether the Board considered any alternatives to entering into the Reorganizations. Please disclose any considerations that were adverse to the proposed Reorganizations. Please specify the nature of any conflicts of interest that the Board considered.

RESPONSE: As noted above, the Registrant will revise the disclosure to include the Board’s considerations in approving the proposals. The Registrant notes that the disclosure includes that “the Board also considered alternatives to the Reorganization.” The Registrant also notes that the disclosure includes that the Board considered, among other factors: “that Victory Capital and Amundi would each derive benefits from the Transaction and that, as a result, they have a financial interest in the matters that were being considered” and “that the fees Victory Capital charges for administration services are higher than the fees that Amundi US receives as reimbursement for services rendered.”

40.Payments to Broker-Dealers and Other Financial Intermediaries, Page 71: Please revise “such as a bank” to reference “such as an insurance company.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

41.Proxy Voting and Shareholder Meeting Information, Page 71: Please include Class II information for Pioneer Select Mid Cap Value VCT Portfolio, to the extent applicable.

RESPONSE: Please see the response to Comment #2 above.

42.Shareholder Instructions, Page 72: Please add “As a result of such proportional voting by the insurance company, it is possible that a small number of contract owners could determine whether the proposal is approved.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

43.Manner of Voting Proxies; Quorum, Page 72: Please state that “If a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares and, accordingly, such shares will not count as present for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

44.Capitalization and Ownership of Fund Shares, Page 73: Please ensure the capitalization table is dated within 30 days of the filing of the pre-effective amendment to the N-14.

RESPONSE: The Registrant will include a complete table with information dated within 30 days prior to the filing of the N-14s.

45.Exhibit C, Principal Risks, Page C-3: Please revise the equity securities risk to indicate that equity securities have a lower priority in reorganization or bankruptcy proceedings.

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

46.Exhibit D, Additional Information About the Acquiring Funds, Page D-1: Please revise the first sentence regarding the portfolio managers to state that: “Information about the portfolio managers who are jointly and primarily responsible for overseeing each Fund’s investments is shown below. The SAI provides further information about the portfolio managers, including information regarding their compensation, other accounts they manage, and any ownership interest they may have in each Fund.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

47.Exhibit D, Payments to Broker-Dealers and Other Financial Intermediaries, Page D-4: Please revise the reference to “such as a bank” to “such as an insurance company.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

48.Exhibit G: Please ensure that the financial highlights include the current semi- annual reporting period.

RESPONSE: The Registrant will incorporate by reference the financial highlights for the current semi-annual reporting period.

49.Exhibit H: Please include hyperlinks to each of the documents incorporated by reference and disclose the related file numbers. Please disclose in this section that the documents are incorporated by reference.

RESPONSE: The Registrant will revise the disclosure as requested in this comment, including the disclosure related to the financial highlights in response to Comment #47 above.

50.SAI: Please supplementally confirm that there is no disclosure required by Regulation S-X Rule 6-11(d)(1)(ii) and (iii). Please consider stating that the Reorganizations will not result in: (1) material changes to the Acquired Funds’ investment portfolio due to investment restrictions; or (2) a change in accounting policies.

RESPONSE: The Registrant confirms that there are no material changes to the Acquired Funds’ portfolios due to investment restrictions or any material changes in accounting policies.

51.SAI, Page A-1: If there is a Class II for the Victory Pioneer Select Mid Cap Growth VCT Portfolio, please update the information.

RESPONSE: Please see the response to Comment #2 above.

52.SAI, Page A-49: Please provide the heading set forth in Item 17(a) of Form N-1A. See Item 12(a) of Form N-14. Please also provide the disclosure required by Item 17(b)(1) of Form N-1A including whether there will be a lead independent director and related disclosure.

RESPONSE: The Registrant will revise the disclosure to include the headings required by Instruction 1 to Item 17(a) of Form N-1A. The Registrant notes that the disclosure states that the “Chairman of the Board is an Independent Trustee.”

53.SAI, Page A-55: Please provide the disclosure required by Item 19(a)(2) and (b) of Form N-1A.

RESPONSE: The Registrant will revise the disclosure to state the name and principal business address of any principal underwriter for the Fund, including, if applicable, that an affiliated person of the Fund is an affiliated person of the principal underwriter and will identify the affiliated person (Item 19(b) of Form N-1A).

The Registrant notes that the SAI section entitled “Investment Adviser” includes the information required by Item 19(a)(2) of Form N-1A.

54.SAI, Page A-69: Please revise references to “federal law” to “federal securities laws.”

RESPONSE: The Registrant will revise the disclosure as requested in this comment.

55.Please disclose in an appropriate location that shareholders waive the right to a jury trial.

RESPONSE: The Registrant will add the following disclosure to the Description of Shares section of the SAI:

Jurisdiction and Waiver of Jury Trial

In accordance with Section 3804(e) of the Delaware Act, any suit, action or proceeding brought by or in the right of any Shareholder or any person or entity claiming any interest in any Shares seeking to enforce any provision of, or based on any matter arising out of, or in connection with the Trust Instrument or the Trust, any Series or Class or any Shares, including any claim of any nature against the Trust, any Series or Class, the Trustees or officers of the Trust, shall be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware (each, a “Delaware Action”); provided, however, that unless the Trust consents in writing to the selection of an alternative forum, the Federal District Courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law (each a “Federal Securities Action” and together with a Delaware Action, a “Covered Action”). All Shareholders and other such persons or entities hereby irrevocably consent to the jurisdiction of such courts (and the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waive, to the fullest extent permitted by law, any objection they may make now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and further, in connection with any such suit, action, or proceeding brought in the Superior Court in the State of Delaware, all Shareholders and all other such persons or entities hereby irrevocably waive the right to a trial by jury to the fullest extent permitted by law.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8679.

Very truly yours,

/s/ Matthew J. Kutner

Matthew J. Kutner

Sidley Austin LLP, as counsel to the Funds

cc:Thomas Perna, Chair

Thomas Dusenberry, Victory Capital Management Inc. Scott A. Stahorsky, Victory Capital Management Inc. Carol Trevino, Victory Capital Management Inc. Patricia McClain, Victory Capital Management Inc. Sean Fox, Victory Capital Management Inc.

Jay G. Baris, Sidley Austin LLP John M. Ekblad, Sidley Austin LLP